Exhibit 99.2

For Immediate Release		Corporate Headquarters 40W267 Keslinger Road PO Box 393
For Details Contact:		LaFox, IL 60147-0393
Ed Richardson	David J. DeNeve	USA
Chairman and Chief Executive Officer	Senior Vice President and	Phone:	(630) 208-2200
Richardson Electronics, Ltd.	Chief Financial Officer	Fax:	(630) 208-2550
Phone: (630) 208-2340	Richardson Electronics, Ltd.
E-mail: info@rell.com

Richardson Reports Record Fiscal Third Quarter Sales and Gross Profit

LaFox, IL, Wednesday, April 11, 2007: Richardson Electronics, Ltd. (NASDAQ: RELL) announced today results for its fiscal third quarter ended March 3, 2007. Sales in the third quarter were $160.1 million, an increase of 5.3% from the third quarter of fiscal 2006. Gross profit improved 5.3% to $39.0 million in the third quarter of fiscal 2007 as compared with $37.1 million in the same quarter last year. Operating income was $5.6 million for the third quarter of fiscal 2007 versus $1.5 million in the prior year. Operating income included a gain of $2.5 million from the sale of real estate and a building in Geneva, Illinois. Excluding this gain, operating income in the third quarter of fiscal 2007 more than doubled operating income in the same period last year.

SG&A expenses remained relatively flat for the comparable third quarter periods, while SG&A as a percentage of net sales decreased to 22.4% of sales in the third quarter of fiscal 2007 as compared with 23.3% of sales in the third quarter of fiscal 2006.

Other expense included a foreign exchange loss of $0.1 million in the third quarter of fiscal 2007 as compared to a foreign exchange gain of $1.6 million in the prior year. The foreign exchange variance was due to the strengthening of the U.S. dollar, primarily related to receivables due from foreign subsidiaries to the U.S. parent company and denominated in foreign currencies.

Net income was $1.0 million in the third quarter of fiscal 2007, or $0.06 per diluted common share, as compared to a net loss of $1.1 million, or $0.07 per diluted common share, in the third quarter of last fiscal year.

The RF, Wireless & Power Division (RFPD) continued to lead the sales growth with a 10.8% increase in sales for the third quarter of fiscal 2007 over the prior year. RFPD sales reached $89.2 million with strong global demand for infrastructure and power conversion products. Sales in the Electron Device Group increased 11.3% to $24.4 million primarily due to higher sales of semiconductor fabrication and tube products. Security Systems Division/Burtek Systems’ (SSD/Burtek) sales for the third quarter of fiscal 2007 grew 3.7% from the prior year to $26.2 million due to growth in distribution products. Sales in the Display Systems Group were 16.8% lower for the third quarter of fiscal 2007 at $19.6 million due to a decrease in project business for custom displays, a less favorable market for medical monitors, and lower demand for cathode ray tubes as compared to last year.

On a geographic basis, sales in Europe increased 16.8% to $39.9 million as compared to last year, with strong demand for wireless, power, electron device, and security system products. Sales in Asia/Pacific were $40.5 million during the third quarter of fiscal 2007, a 16.7% increase over the prior year, due to sales growth in wireless infrastructure and power conversion products. Sales in North America declined 1.2% to $74.4 million during the third quarter of fiscal 2007 due to lower demand for display system products, partially offset by increases in electron device and wireless products sales. Sales in Latin America decreased 12.6% to $5.1 million due to a decline in sales of wireless, electron device, and security systems products.

“Our continued market penetration in Asia/Pacific and Europe, strong focus on core competencies and engineered solutions in the wireless, power, and electron device industries, and the implementation of our restructuring plan will help us achieve our goal of improved operating performance,” said Edward J. Richardson, Chairman, Chief Executive Officer and President. “We will continue to evaluate the performance of each business unit, seeking to improve operational efficiencies and asset utilization to increase shareholder value.”

On April 6, 2007, the Company entered into a definitive agreement with Honeywell International Inc. to sell certain assets and liabilities of the Company’s SSD/Burtek strategic business unit for $80 million in cash, subject to post-closing adjustments. The sale is subject to regulatory review. The Company anticipates the completion of the sale to occur in the fourth quarter of fiscal 2007 or the first quarter of fiscal 2008. Upon completion, the Company would report SSD/Burtek as a discontinued operation in accordance with the criteria of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

As of March 3, 2007, the net assets of SSD/Burtek included in the sale were approximately $33 million. Based on the Company’s tax structure and its ability to use existing net operating loss carryforwards to offset any gain in the U.S., the Company does not expect to pay income taxes as a result of the sale. After transaction expenses, net proceeds from the sale are estimated to be $76 million. Upon closing, the Company expects to record a gain on sale of approximately $43 million. The Company expects to use the net proceeds from the sale to pay down debt outstanding under its credit agreement.

“The resources of Honeywell combined with SSD/Burtek will offer our customers an expanded range of products and the finest solutions for their security requirements. SSD/Burtek has been a major contributor to the success of Richardson Electronics. We are extremely pleased with the future of the business as part of Honeywell,” said Edward J. Richardson.

On Thursday, April 12, 2007 at 9:00 a.m. CDT, Mr. Edward J. Richardson, Chairman, Chief Executive Officer and President, will host a conference call to discuss the release. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 888-428-4473 approximately five minutes prior to the start of the call. A replay of the call will be available from 12:30 p.m. on April 12, 2007 through August 8, 2007. The telephone numbers to access the replay in the U.S. is 800-475-6701 and outside of the U.S. is 320-365-3844; access code 869436.

This release includes certain “forward-looking” statements as defined by the SEC. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K for the most recently ended fiscal year. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

About Richardson Electronics

Richardson Electronics, Ltd. is a global provider of “Engineered Solutions,” serving the RF, Wireless & Power Conversion; Electron Device; Security; and Display Systems markets. The Company delivers engineered solutions for its customers’ needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics. Press announcements and other information about Richardson are available on the World Wide Web at http://www.rell.com/investor.asp.

Richardson Electronics, Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
Statements of Operations	March 3, 2007	March 4, 2006	March 3, 2007	March 4, 2006
Net sales	$160,141	$152,128	$491,702	$466,110
Cost of sales	121,093	115,039	370,756	350,983

Gross profit	39,048	37,089	120,946	115,127
Selling, general, and administrative expenses	35,877	35,502	107,386	100,766
(Gain) loss on disposal of assets	(2,418)	75	(2,098)	(87)

Operating income	5,589	1,512	15,658	14,448

Other (income) expense:
Interest expense	2,706	2,479	8,486	7,076
Investment income	(71)	(117)	(885)	(248)
Foreign exchange (gain) loss	110	(1,611)	315	2,071
Retirement of long-term debt expenses	—	—	2,540	—
Other, net	15	54	74	229

Total other expense	2,760	805	10,530	9,128

Income before income taxes	2,829	707	5,128	5,320
Income tax provision	1,792	1,853	4,108	4,353

Net income (loss)	$1,037	$(1,146)	$1,020	$967

Net income (loss) per share—basic:
Common stock	$0.06	$(0.07)	$0.06	$0.06

Common stock average shares outstanding	14,559	14,328	14,493	14,310

Class B common stock	$0.05	$(0.06)	$0.05	$0.05

Class B common stock average shares outstanding	3,048	3,093	3,048	3,093

Net income (loss) per share—diluted:
Common stock	$0.06	$(0.07)	$0.06	$0.06

Common stock average shares outstanding	17,732	14,328	17,638	17,476

Class B common stock	$0.05	$(0.06)	$0.05	$0.05

Class B common stock average shares outstanding	3,048	3,093	3,048	3,093

Dividends per common share	$0.040	$0.040	$0.120	$0.120

Dividends per Class B common share	$0.036	$0.036	$0.108	$0.108

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Third Quarter and First Nine Months of Fiscal 2007 and 2006

(Unaudited, in thousands)

By Business Unit:

	Net Sales			Gross Profit
	FY 2007	FY 2006	% Change	FY 2007	GP% of Sales	FY 2006	GP% of Sales
Third Quarter
RF, Wireless & Power Division	$89,241	$80,526	10.8%	$20,576	23.1%	$19,049	23.7%
Electron Device Group	24,384	21,907	11.3%	7,922	32.5%	7,099	32.4%
Security Systems Division/Burtek Systems	26,247	25,316	3.7%	6,934	26.4%	6,016	23.8%
Display Systems Group	19,592	23,537	(16.8%)	4,713	24.1%	6,426	27.3%
Corporate	677	842		(1,097)		(1,501)

Total	$160,141	$152,128	5.3%	$39,048	24.4%	$37,089	24.4%

Nine Months
RF, Wireless & Power Division	$270,567	$241,252	12.2%	$62,431	23.1%	$55,890	23.2%
Electron Device Group	74,552	70,352	6.0%	23,972	32.2%	22,543	32.0%
Security Systems Division/Burtek Systems	80,657	80,488	0.2%	21,446	26.6%	20,185	25.1%
Display Systems Group	62,801	69,881	(10.1%)	14,870	23.7%	18,559	26.6%
Corporate	3,125	4,137		(1,773)		(2,050)

Total	$491,702	$466,110	5.5%	$120,946	24.6%	$115,127	24.7%

By Geographic Area:

	Net Sales			Gross Profit
	FY 2007	FY 2006	% Change	FY 2007	GP% of Sales	FY 2006	GP% of Sales
Third Quarter
North America	$74,393	$75,291	(1.2%)	$20,584	27.7%	$20,813	27.6%
Asia/Pacific	40,505	34,707	16.7%	9,947	24.6%	8,805	25.4%
Europe	39,867	34,138	16.8%	10,369	26.0%	10,298	30.2%
Latin America	5,054	5,780	(12.6%)	1,383	27.4%	1,910	33.0%
Corporate	322	2,212		(3,235)		(4,737)

Total	$160,141	$152,128	5.3%	$39,048	24.4%	$37,089	24.4%

Nine Months
North America	$238,909	$236,631	1.0%	$64,138	26.8%	$63,354	26.8%
Asia/Pacific	119,306	106,700	11.8%	28,528	23.9%	26,164	24.5%
Europe	116,086	101,869	14.0%	30,261	26.1%	28,665	28.1%
Latin America	15,449	17,760	(13.0%)	4,371	28.3%	5,059	28.5%
Corporate	1,952	3,150		(6,352)		(8,115)

Total	$491,702	$466,110	5.5%	$120,946	24.6%	$115,127	24.7%

Note:

Europe includes net sales and gross profit to the Middle East and Africa.

Latin America includes net sales and gross profit to Mexico.

Corporate consists of freight, other non-specific net sales and gross profit, and customer cash discounts.

Richardson Electronics, Ltd.

Condensed Consolidated Balance Sheets

(in thousands, except per share amounts)

	Unaudited March 3, 2007	June 3, 2006
Assets
Current assets:
Cash and cash equivalents	$12,363	$17,010
Receivables, less allowance of $2,318 and $2,142	115,474	115,733
Inventories	131,007	117,320
Prepaid expenses	7,635	3,739
Deferred income taxes	1,057	1,527

Total current assets	267,536	255,329

Non-current assets:
Property, plant and equipment, net	31,647	32,357
Goodwill	13,179	13,068
Other intangible assets, net	2,016	2,413
Non-current deferred income taxes	1,335	1,300
Assets held for sale	1,243	1,018
Other assets	1,831	3,814

Total non-current assets	51,251	53,970

Total assets	$318,787	$309,299

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$56,407	$52,494
Accrued liabilities	28,479	30,588
Current portion of long-term debt	16	14,016

Total current liabilities	84,902	97,098

Non-current liabilities:
Long-term debt, less current portion	133,433	112,792
Non-current liabilities	1,803	1,169

Total non-current liabilities	135,236	113,961

Total liabilities	220,138	211,059

Commitments and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued 15,813 shares at March 3, 2007 and 15,663 shares at June 3, 2006	791	783
Class B common stock, convertible, $0.05 par value; issued 3,048 shares at March 3, 2007 and 3,093 shares at June 3, 2006	152	155
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	118,536	119,149
Common stock in treasury, at cost, 1,249 shares at March 3, 2007 and 1,261 shares at June 3, 2006	(7,404)	(7,473)
Accumulated deficit	(18,028)	(19,048)
Accumulated other comprehensive income	4,602	4,674

Total stockholders’ equity	98,649	98,240

Total liabilities and stockholders’ equity	$318,787	$309,299